MEMX Members Exchange

December 8, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit F-7 (updated Sponsored Access Application to make minor clarifying edits); and
- Exhibit J (updated the Directors of MEMX).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits F-7 and J currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/08/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

20014694

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner — Chief Executive Officer — 201-331-7902
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/08/20 (MM/DD/YY) — MEMX LLC (Name of applicant)

By: /s/ Anders Franzon (Signature) — Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

<u>EXHIBIT F-7</u>

Sponsored Access Application

MEMX Sponsored Access Application

In order to join MEMX LLC ("Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below through the Exchange's User Portal or via email to membership@memx.com.

APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: *Risk Management Controls for Brokers or Dealers with Market Access*
☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5
☐ User Agreement
☐ Routing Agreement
☐ IRS Form W-9 or W-8

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369.

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

PORT SELECTION

Port Type/Quantity: ☐ MEMO SBE__________ ☐ MEMO FIX_________ ☐ MEMO FIX DROP (full order)_________
☐ MEMO FIX DROP (execution only)_________

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $___________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross Connect ☐ Extranet:____ ☐ VPN (certification only)

What type of connection(s) is the Sponsored Participant requesting? ☐ Certification ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/NSCC # that the Sponsored Participant is permitted to use: ___________/___________

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use:___________/___________

MEMX Sponsoring Member Consent

We, ___________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed the other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________	______________________________
Sponsoring Member Name	CRD Number (if applicable)
______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

MEMX Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Formation, the Exchange LLC Agreement, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;

- shall enter into and maintain a Routing Agreement with MEMX Execution Services LLC, if it will use the routing services provided by that entity;

- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;

- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;

- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;

- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;

- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and

- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Sponsored Participant Name	CRD Number (if applicable)
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
Printed Name	Title

MEMX LLC
Date of Filing/Accurate as of: December 8, 2020

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Directors of MEMX LLC</u>

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);
>
> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;
>
> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and
>
> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	**Classification**	**Commencement Date/Term**	**Title/Business**
Erica Attonito	Member Representative	May 19, 2020/ Initial term	Head of Sales, Business Development Hudson River Trading

MEMX LLC
Date of Filing/Accurate as of: December 8, 2020

Jennifer Hadiaris	Member Representative	May 19, 2020/ Initial term	Managing Director, Head of Global Market Structure, Cowen
Jonathan Kellner	Industry/ CEO	May 19, 2020/ Initial term	CEO, MEMX
JJ Kinahan	Industry/ Investor	May 19, 2020/ Initial term	Managing Director, Chief Market Strategist, TD Ameritrade
Deana Korby	Non-Industry/ Independent	May 19, 2020/ Initial term	Vice President Finance, Investor Relations, IBM Corporation
Matthew Brennan	Industry/ Investor	December 4, 2020/ Initial term	Head of U.S. ETF Secondary Market Trading, BlackRock
Montes Piard	Non-Industry/ Independent	May 19, 2020/ Initial term	Vice President/Global Controller – Finance/Accounting, General Atlantic
Crystal Reilly	Non-Industry/ Independent	May 19, 2020/ Initial term	Former Chief Corporate Compliance Officer, Bats Global Markets
Hal Scott	Non-Industry/ Independent	May 19, 2020/ Initial term	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020/ Initial term	Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC within the previous year but have resigned and no longer serve on the Board:

Name	**Classification**	**Commencement Date - Resignation Date**	**Title/Business**
Tom McManus	Industry/ Investor	May 19, 2020 – October 21, 2020	Managing Director, Deputy General Counsel, E*TRADE Financial Corp.

MEMX LLC
Date of Filing/Accurate as of: December 8, 2020

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	**Name**	**Commencement Date**	**Termination Date**
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Regulatory Officer	Scott Palmer	11/18/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX LLC

The Exchange's current committees are listed below. The remaining committees will be officially appointed prior to the launch of the Exchange.

Appeals Committee of MEMX LLC

Name	**Classification**	**Commencement Date/Term**	**Title/Business**
Jennifer Hadiaris	Member Representative	August 11, 2020 Initial Term	Managing Director, Head of Global Market Structure, Cowen
Deana Korby	Non-Industry/ Independent	August 11, 2020 Initial Term	Vice President Finance, Investor Relations, IBM Corporation
Montes Piard	Non-Industry/ Independent	August 11, 2020 Initial Term	Vice President/Global Controller – Finance/Accounting, General Atlantic

MEMX LLC
Date of Filing/Accurate as of: December 8, 2020

Nominating Committee

Name	Classification	Commencement Date/Term	Title/Business
Dan Weingarten	Industry	May 19, 2020 Initial Term	Head of Electronic Execution Services, Clear Street
Diana Didia	Non-Industry/ Independent	May 19, 2020 Initial Term	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020 Initial Term	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date/Term	Title/Business
Dan Weingarten	Member Representative	May 19, 2020 Initial Term	Head of Electronic Execution Services, Clear Street
Brian Suth	Member Representative	May 19, 2020 Initial Term	Head of Electronic Trading, Evercore
Rich Steiner	Member Representative	May 19, 2020 Initial Term	Head of Client Advisory and Market Innovation, RBC

Regulatory Oversight Committee

Name	Classification	Commencement Date/Term	Title/Business
Crystal Reilly	Non-Industry/ Independent	June 11, 2020 Initial Term	Former Chief Corporate Compliance Officer, Bats Global Markets
Amy Wong	Non-Industry/ Independent	June 11, 2020 Initial Term	Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020 Initial Term	Emeritus Nomura Professor of International Financial

			Systems, Harvard Law School